EXHIBIT 2

BOARD LETTER

Praesidium Investment Management Company, LLC 747 Third Avenue • New York, NY 10017 Tel: 212.821.1495 • Fax: 212.821.1494 info@praesidiumIM.com

May 4, 2012

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, AZ 85260

Dear Members of the Board of Directors:

Praesidium Investment Management Company, LLC together with its affiliates (“Praesidium”) currently owns approximately 7.8% of the outstanding shares of JDA Software Group, Inc. (“JDA” or the “Company”). Praesidium has a long-term, multi-year investment horizon and frequently interacts with management teams to propose strategic ideas. Praesidium has been a shareholder of JDA for over four years and, as one of the largest shareholders of the Company, looks forward to continuing to work in a constructive and collaborative manner with JDA’s management and Board of Directors (the “Board”) in exploring value enhancing ideas. In this capacity we have offered, and will continue to offer, our views on ways the Company can strengthen its Board.

We are pleased with the appointment of Arthur Young of Blum Capital to the Board of Directors. We’ve known Mr. Young for many years and believe he possesses a strong set of financial and strategic skills that will add significant value to JDA. We are also pleased with the creation of the position of Lead Independent Director. We believe the creation of this role should improve the overall level of corporate governance and add valuable insights from an outsider perspective on maximizing shareholder value.

Praesidium has significant experience investing in enterprise software companies. We believe, based on our research, that JDA possesses a unique collection of valuable software assets that are meaningfully undervalued by the public market. Further, based on our analysis of dozens of acquisitions in the enterprise software space, we believe the current discount to private market value is substantial. We think this Board appointment and creation of the position of Lead Independent Director are important first steps toward the ultimate crystallization of value of JDA. We believe there remains a substantial opportunity to unlock value at JDA and we look forward to a continued constructive dialogue with the Board and management on ways to achieve this in the best interest of shareholders.

Sincerely,

Praesidium Investment Management Company, LLC

/s/ Kevin Oram	/s/ Peter Uddo

Kevin Oram Managing Director	Peter Uddo Managing Director

Annex A

Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 during the past sixty days.

During the past sixty days, the Reporting Persons effected the following purchases and sales of shares of Common Stock in open market transactions:

Trade Date	Settle Date	Amount	Unit Price
3/6/2012	3/9/2012	1,600	(24.90)
3/7/2012	3/12/2012	16,272	(24.91)
3/9/2012	3/14/2012	7,500	(25.52)
4/2/2012	4/5/2012	10,616	(27.73)
4/3/2012	4/9/2012	35,000	(27.63)
4/4/2012	4/10/2012	400	(27.21)
4/4/2012	4/10/2012	18,000	(27.35)
4/5/2012	4/11/2012	1,398	(27.48)
4/9/2012	4/12/2012	39,979	(27.10)
4/10/2012	4/13/2012	24,000	(26.89)
4/11/2012	4/16/2012	400	(26.39)